November 2, 2006

Mr. Hugh Fuller
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C. 20549

    RE:      Grant Enterprises, Inc.
            Amendment No. 5 to Form SB-2
            Filed September 26, 2006
            Registration No. 333-127259

Dear Mr. Fuller:

We represent Grant Enterprises, Inc. (“Grant” or the “Company”). We are in receipt of your letter dated October 18, 2006 regarding the above referenced filing and the following are the Company’s responses thereto:

About the Company, page 1

1.	Please see our prior comment 2. If available, please show the revenues attributable to the vended chairs as opposed to the sold chairs here and elsewhere, as applicable.

ANSWER: This section of the registration statement has been revised accordingly to reflect revenues attributable to vended chairs and revenues attributable to sold chairs.

Summary Financial Data, page 1

2.	You have not include any statement of operations balances for the six months ended June 30, 2006 or 2005. Revise as appropriate.

ANSWER: This section of the registration statement has been revised include statement of operations balances for nine months ended September 30, 2006 and 2005.

Certain Relationships and Related Transactions, page 16

3.
Your disclosure in this section requires clarification and revision to comply with Item 404 of Regulation S-B. Please revise to discuss the material terms of the unsecured note, including the amount of the note. File the note as an exhibit to the registration statement. Revise to clarify “S.2005” and disclose what you mean by “partners’ capital” and who the “majority unit holder of the subsidiary” is. Please clarify if the “majority partner” is Mr. Carrigan, and if not, who the “majority partner” is, well as whether the referenced “subsidiary” is Grant Enterprises, LLC.

Answer: This section of the registration statement has been revised accordingly.

4.
We note your discussion on page F-8 regarding the working the working capital loan and prepayments to the primary shareholder of the company. Please discuss these transactions in this section and specifically name the primary shareholder. Please disclose the largest aggregate amount of the principal outstanding during the last three fiscal years, the amount of interest paid during the last three fiscal years, if any, and the rate or amount of interest payable on the indebtedness, if any.

ANSWER: This section of the registration statement has been revised accordingly.

Management Discussion and Analysis
Results of Operation
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 15

5.
Your disclosure contains general and administrative expense and net income (loss) balances that do not agree to the balances reported in your audited financial statements for the years ended December 31, 2005 and 2004. Revise as appropriate.

ANSWER: The registration statement has been revised to reflect the correct balances reflected in our audited financials statements for the years ended December 31, 2005 and December 31, 2004.

Consolidated Financial Statements as of and for the Year Ended December 31, 2005 and
December 31, 2004
Consolidated Balance Sheets, page F-2

6.
We note you financial statement caption “prepaid expenses” are related party advances mad to your shareholder based on your disclosure on page F-8. Revise the description of your financial statement caption to disclose that these advances are receivable from a related party shareholder. We refer you to Rule 502.3(a)(2) of Regulation S-X. In addition, please be advised that you will need to evaluate these shareholder advances to determine whether they are prohibited pursuant to Section 402 of the Sarbanes-Oxley Act of 2002 once this registration is declared effective.

ANSWER: The description of the financial statement caption has been revised to disclose these transactions as related party advances. The company’s management has made it a policy to not advance funds to any related parties starting July 1, 2006.

Notes to the Financial Statements
Revenue Recognition, page F-6

7.
We have read your response to prior comment 12 and do believe you have adequately supported your conclusion that revenue earned from the resale of Chairs should be reported on the gross basis pursuant to EITF 99-19. Your response indicates that you believe you are the primary obligator in these arrangements. However, it appears that the supplier is ultimately responsible for fulfillment in these transactions. That is, the supplier ships the product directly to the end customer and you are not responsible for developing or manufacturing any aspect of the Chair. Therefore, it appears you primarily facilitate shipment in these transactions as you do not take title to the products until shipment. Further, it would appear that the customer would know that they are purchasing the product from the supplier. Therefore, it does not appear that you are the primary obligator in these arrangements. Further, you do not have general inventory risk as contemplated by paragraph 8 of EITF 99-19 (i.e. ‘front-end’ inventory risk) since you do not take title to the product before the product is ordered by the customer. That is, it appears you only have ‘back-end’ inventory risk pursuant to paragraph 13 of EITF 99-19. Note, since you assert these arrangements do not have a general right of return, it appears the back-end inventory risk is mitigated. Further, the services you perform (e.g. installation) are the type of services contemplated by paragraph 10, not paragraph 8 of EITF 99-19. Therefore, it does not appear you have met the stronger indicators of EITF 99-19 to report revenues on the gross basis. We refer you to Exhibit A, Example 1 of EITF 99-19. Revise and restate your financial statements to report revenue from the sale of chairs on the net basis.

ANSWER: The financial statements and footnotes have been revised to reflect revenue recorded on a net basis.

Note 12. Restatement and Reclassification of Financial Statements, page F-10

8.
We note you restated your financial statements since the last amendment to reclassify the amount paid in excess of the shareholder loan to prepaid expense on your consolidated balance sheet and statement of cash flows. However, the date on your report of independent registered public accounting firm referencing your restated footnote (i.e August 3, 2006) has not changed. Tell us your consideration of AU Section 530.05 where determining that no change was necessary to the date of the audit opinion.

           ANSWER: The audit opinion letter has been changed to reflect the appropriate date.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN